INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001



Feb 28, 2008.

**Office of International Corporate Finance**
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
U.S.A.



Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the fourth quarter 2007 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours.

Sergio Vigil
Chief Financial Officer

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH — QUARTER: 4 — YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.



## BALANCE SHEETS

AT DECEMBER 31 OF 2007 AND 2006 — CONSOLIDATED

(Thousands of Mexican Pesos) — Final Printing

| REF S | CONCEPTS | CURRENT YEAR Amount | % | PREVIOUS YEAR Amount | % |
|---|---|---|---|---|---|
| s01 | TOTAL ASSETS | 28,667,517 | 100 | 22,923,530 | 100 |
| s02 | CURRENT ASSETS | 18,198,069 | 63 | 12,569,353 | 55 |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 7,492,854 | 26 | 2,657,571 | 12 |
| s04 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 3,305,321 | 12 | 2,657,464 | 12 |
| s05 | OTHER ACCOUNTS AND NOTES RECEIVABLE (NET) | 583,765 | 2 | 318,736 | 1 |
| s06 | INVENTORIES | 6,746,187 | 24 | 6,790,246 | 30 |
| s07 | OTHER CURRENT ASSETS | 69,942 | 0 | 145,336 | 1 |
| s08 | LONG-TERM | 0 | 0 | 0 | 0 |
| s09 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| s10 | INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 0 | 0 | 0 | 0 |
| s11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| s12 | PROPERTY, PLANT AND EQUIPMENT (NET) | 9,983,255 | 35 | 9,779,902 | 43 |
| s13 | LAND AND BUILDINGS | 4,509,014 | 16 | 4,477,973 | 20 |
| s14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 11,677,675 | 41 | 10,693,634 | 47 |
| s15 | OTHER EQUIPMENT | 153,368 | 1 | 170,278 | 1 |
| s16 | ACCUMULATED DEPRECIATION | 6,553,916 | 23 | 5,726,535 | 25 |
| s17 | CONSTRUCTION IN PROGRESS | 197,114 | 1 | 164,552 | 1 |
| s18 | OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS | 395,099 | 1 | 566,627 | 2 |
| s19 | OTHER ASSETS | 91,094 | 0 | 7,648 | 0 |
| s20 | TOTAL LIABILITIES | 7,008,578 | 100 | 6,146,038 | 100 |
| s21 | CURRENT LIABILITIES | 3,573,958 | 51 | 3,091,423 | 50 |
| s22 | SUPPLIERS | 2,546,020 | 36 | 2,004,285 | 33 |
| s23 | BANK LOANS | 0 | 0 | 0 | 0 |
| s24 | STOCK MARKET LOANS | 3,282 | 0 | 3,410 | 0 |
| s103 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| s25 | TAXES PAYABLE | 61,170 | 1 | 19,776 | 0 |
| s26 | OTHER CURRENT LIABILITIES WITHOUT COST | 963,486 | 14 | 1,063,952 | 17 |
| s27 | LONG-TERM LIABILITIES | 0 | 0 | 0 | 0 |
| s28 | BANK LOANS | 0 | 0 | 0 | 0 |
| s29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| s30 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| s31 | DEFERRED LIABILITIES | 0 | 0 | 153,830 | 3 |
| s32 | OTHER NON CURRENT LIABILITIES WITHOUT COST | 3,434,620 | 49 | 2,900,785 | 47 |
| s33 | CONSOLIDATED STOCKHOLDERS' EQUITY | 21,658,939 | 100 | 16,777,492 | 100 |
| s34 | MINORITY INTEREST | 3,629,988 | 17 | 1,588,066 | 9 |
| s35 | MAJORITY INTEREST | 18,028,951 | 83 | 15,189,426 | 91 |
| s36 | CONTRIBUTED CAPITAL | 7,775,236 | 36 | 7,775,236 | 46 |
| s79 | CAPITAL STOCK | 6,644,116 | 31 | 6,644,116 | 40 |
| s39 | PREMIUM ON ISSUANCE OF SHARES | 1,131,120 | 5 | 1,131,120 | 7 |
| s40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| s41 | EARNED CAPITAL | 10,253,715 | 47 | 7,414,190 | 44 |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | 10,479,780 | 48 | 8,696,246 | 52 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | (213,986) | (1) | (1,282,056) | (8) |
| s80 | SHARES REPURCHASED | (12,079) | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH | QUARTER: 4 | YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 7,492,854 | 100 | 2,657,571 | 100 |
| s46 | CASH | 548,878 | 7 | 462,610 | 17 |
| s47 | SHORT-TERM INVESTMENTS | 6,943,976 | 93 | 2,194,961 | 83 |
| s07 | OTHER CURRENT ASSETS | 69,942 | 100 | 145,336 | 100 |
| s81 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s82 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s83 | OTHER | 69,942 | 100 | 145,336 | 100 |
| s18 | OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) | 395,099 | 100 | 566,627 | 100 |
| s48 | DEFERRED EXPENSES (NET) | 294,158 | 74 | 419,756 | 74 |
| s49 | GOODWILL | 36,258 | 9 | 0 | 0 |
| s51 | OTHER | 64,683 | 16 | 146,871 | 26 |
| s19 | OTHER ASSETS | 91,094 | 100 | 7,648 | 100 |
| s84 | INTANGIBLE ASSET FROM LABOR OBLIGATIONS | 5,059 | 6 | 5,928 | 78 |
| s85 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s50 | DEFERRED TAXES | 0 | 0 | 674 | 9 |
| s86 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s87 | OTHER | 86,035 | 94 | 1,046 | 14 |
| s21 | CURRENT LIABILITIES | 3,573,958 | 100 | 3,091,423 | 100 |
| s52 | FOREIGN CURRENCY LIABILITIES | 2,456,027 | 69 | 2,518,669 | 81 |
| s53 | MEXICAN PESOS LIABILITIES | 1,117,931 | 31 | 572,754 | 19 |
| s26 | OTHER CURRENT LIABILITIES WITHOUT COST | 963,486 | 100 | 1,063,952 | 100 |
| s88 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s89 | INTEREST LIABILITIES | 3,952 | 0 | 9,298 | 1 |
| s68 | PROVISIONS | 27,985 | 3 | 24,066 | 2 |
| s90 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s58 | OTHER CURRENT LIABILITIES | 931,549 | 97 | 1,030,588 | 97 |
| s27 | LONG-TERM LIABILITIES | 0 | 0 | 0 | 0 |
| s59 | FOREIGN CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| s60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 0 | 0 |
| s31 | DEFERRED LIABILITIES | 0 | 0 | 153,830 | 100 |
| s65 | NEGATIVE GOODWILL | 0 | 0 | 153,830 | 100 |
| s67 | OTHER | 0 | 0 | 0 | 0 |
| s32 | OTHER NON CURRENT LIABILITIES WITHOUT COST | 3,434,620 | 100 | 2,900,785 | 100 |
| s66 | DEFERRED TAXES | 3,367,841 | 98 | 2,773,636 | 96 |
| s91 | OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE | 28,227 | 1 | 40,014 | 1 |
| s92 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s69 | OTHER LIABILITIES | 38,552 | 1 | 87,135 | 3 |
| s79 | CAPITAL STOCK | 6,644,116 | 100 | 6,644,116 | 100 |
| s37 | CAPITAL STOCK (NOMINAL) | 5,098,604 | 77 | 5,098,604 | 77 |
| s38 | RESTATEMENT OF CAPITAL STOCK | 1,545,512 | 23 | 1,545,512 | 23 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | 10,479,780 | 100 | 8,696,246 | 100 |
| s93 | LEGAL RESERVE | 464,418 | 4 | 343,891 | 4 |
| s43 | RESERVE FOR REPURCHASE OF SHARES | 1,103,249 | 11 | 1,103,249 | 13 |
| s94 | OTHER RESERVES | 0 | 0 | 0 | 0 |
| s95 | RETAINED EARNINGS | 7,120,217 | 68 | 4,829,668 | 56 |
| s45 | NET INCOME FOR THE YEAR | 1,791,896 | 17 | 2,419,438 | 28 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | (213,986) | 100 | (1,282,056) | 100 |
| s70 | ACCUMULATED MONETARY RESULT | 0 | 0 | 0 | 0 |
| s71 | RESULT FROM HOLDING NON-MONETARY ASSETS | 676,249 | (316) | (390,854) | 30 |
| s96 | CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION | 0 | 0 | 0 | 0 |
| s97 | CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS | (3,882) | 2 | (3,887) | 0 |
| s98 | CUMULATIVE EFFECT OF DEFERRED INCOME TAXES | (886,353) | 414 | (887,315) | 69 |
| s99 | LABOR OBLIGATION ADJUSTMENT | 0 | 0 | 0 | 0 |
| s100 | OTHER | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF S | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| s72 | WORKING CAPITAL | 14,624,111 | 9,477,930 |
| s73 | PENSIONS AND SENIORITY PREMIUMS | 0 | 0 |
| s74 | EXECUTIVES (*) | 59 | 75 |
| s75 | EMPLOYEES (*) | 1,527 | 1,527 |
| s76 | WORKERS (*) | 3,697 | 3,772 |
| s77 | OUTSTANDING SHARES (*) | 436,574,580 | 436,574,580 |
| s78 | REPURCHASED SHARES (*) | 270,200 | 0 |
| s101 | RESTRICTED CASH | 0 | 0 |
| s102 | NET DEBT OF NON CONSOLIDATED COMPANIES | 0 | 0 |

(*) THESE CONCEPTS ARE STATED IN UNITS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

| REF R | CONCEPTS | CURRENT YEAR Amount | % | PREVIOUS YEAR Amount | % |
|---|---|---|---|---|---|
| r01 | NET SALES | 27,640,106 | 100 | 27,155,056 | 100 |
| r02 | COST OF SALES | 23,221,575 | 84 | 22,158,783 | 82 |
| r03 | GROSS PROFIT | 4,418,531 | 16 | 4,996,273 | 18 |
| r04 | GENERAL EXPENSES | 1,602,809 | 6 | 1,571,313 | 6 |
| r05 | INCOME (LOSS) AFTER GENERAL EXPENSES | 2,815,722 | 10 | 3,424,960 | 13 |
| r08 | OTHER INCOME AND (EXPENSE), NET | 74,890 | 0 | 7,236 | 0 |
| r06 | COMPREHENSIVE FINANCING RESULT | (43,578) | 0 | (83,948) | 0 |
| r12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 0 | 0 | 0 | 0 |
| r48 | NON ORDINARY ITEMS | 0 | 0 | 0 | 0 |
| r09 | INCOME BEFORE INCOME TAXES | 2,847,034 | 10 | 3,348,248 | 12 |
| r10 | INCOME TAXES | 655,340 | 2 | 605,750 | 2 |
| r11 | INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS | 2,191,694 | 8 | 2,742,498 | 10 |
| r14 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| r18 | NET CONSOLIDATED INCOME | 2,191,694 | 8 | 2,742,498 | 10 |
| r19 | NET INCOME OF MINORITY INTEREST | 399,798 | 1 | 323,060 | 1 |
| r20 | NET INCOME OF MAJORITY INTEREST | 1,791,896 | 6 | 2,419,438 | 9 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF R | CONCEPTS | CURRENT YEAR Amount | % | PREVIOUS YEAR Amount | % |
|---|---|---|---|---|---|
| r01 | NET SALES | 27,640,106 | 100 | 27,155,056 | 100 |
| r21 | DOMESTIC | 10,097,715 | 37 | 10,630,540 | 39 |
| r22 | FOREIGN | 17,542,391 | 63 | 16,524,516 | 61 |
| r23 | TRANSLATED INTO DOLLARS (***) | 1,614,400 | 6 | 1,464,380 | 5 |
| r08 | OTHER INCOME AND (EXPENSE), NET | 74,890 | 100 | 7,236 | 100 |
| r49 | OTHER INCOME AND (EXPENSE), NET | 75,622 | 101 | 7,871 | 109 |
| r34 | EMPLOYEES' PROFIT SHARING EXPENSES | 389 | 1 | 827 | 11 |
| r35 | DEFERRED EMPLOYEES' PROFIT SHARING | 343 | 0 | (192) | (3) |
| r06 | COMPREHENSIVE FINANCING RESULT | (43,578) | 100 | (83,948) | 100 |
| r24 | INTEREST EXPENSE | 19,975 | (46) | 16,395 | (20) |
| r42 | GAIN (LOSS) ON RESTATEMENT OF UDI'S | 0 | 0 | 0 | 0 |
| r45 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| r26 | INTEREST INCOME | 327,336 | (751) | 101,037 | (120) |
| r46 | OTHER FINANCIAL PRODUCTS | 0 | 0 | 0 | 0 |
| r25 | FOREIGN EXCHANGE GAIN (LOSS) NET | (34,706) | 80 | (32,643) | 39 |
| r28 | RESULT FROM MONETARY POSITION | (316,233) | 726 | (135,947) | 162 |
| r10 | INCOME TAXES | 655,340 | 100 | 605,750 | 100 |
| r32 | INCOME TAX | 87,046 | 13 | 687,979 | 114 |
| r33 | DEFERRED INCOME TAX | 568,294 | 87 | (82,229) | (14) |

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF R | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| r36 | TOTAL SALES | 29,022,111 | 28,512,809 |
| r37 | TAX RESULT FOR THE YEAR | 0 | 0 |
| r38 | NET SALES (**) | 27,640,106 | 27,155,056 |
| r39 | OPERATING INCOME (**) | 2,815,722 | 3,424,960 |
| r40 | NET INCOME OF MAJORITY INTEREST (**) | 1,791,896 | 2,419,438 |
| r41 | NET CONSOLIDATED INCOME (**) | 2,191,694 | 2,742,498 |
| r47 | OPERATIVE DEPRECIATION AND ACCUMULATED | 608,153 | 549,457 |

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

| REF RT | CONCEPTS | CURRENT YEAR Amount | % | PREVIOUS YEAR Amount | % |
|---|---|---|---|---|---|
| rt01 | NET SALES | 6,934,154 | 100 | 6,130,591 | 100 |
| rt02 | COST OF SALES | 6,164,388 | 89 | 5,239,936 | 85 |
| rt03 | GROSS PROFIT | 769,766 | 11 | 890,655 | 15 |
| rt04 | GENERAL EXPENSES | 411,111 | 6 | 330,868 | 5 |
| rt05 | CAPITALIZED RESULT FOR MONETARY POSITION | 358,655 | 5 | 559,787 | 9 |
| rt08 | OTHER INCOME AND (EXPENSE), NET | 26,572 | 0 | (418,686) | (7) |
| rt06 | COMPREHENSIVE FINANCING RESULT | (216,681) | (3) | (103,901) | (2) |
| rt12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 0 | 0 | 0 | 0 |
| rt48 | NON ORDINARY ITEMS | 0 | 0 | 0 | 0 |
| rt09 | INCOME BEFORE INCOME TAXES | 168,546 | 2 | 37,200 | 1 |
| rt10 | INCOME TAXES | (111,982) | (2) | (77,448) | (1) |
| rt11 | INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS | 280,528 | 4 | 114,648 | 2 |
| rt14 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| rt18 | NET CONSOLIDATED INCOME | 280,528 | 4 | 114,648 | 2 |
| rt19 | NET INCOME OF MINORITY INTEREST | 51,545 | 1 | 30,211 | 0 |
| rt20 | NET INCOME OF MAJORITY INTEREST | 228,983 | 3 | 84,437 | 1 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF RT | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| rt01 | NET SALES | 6,934,154 | 100 | 6,130,591 | 100 |
| rt21 | DOMESTIC | 2,657,657 | 38 | 3,300,472 | 54 |
| rt22 | FOREIGN | 4,276,497 | 62 | 2,830,119 | 46 |
| rt23 | TRANSLATED INTO DOLLARS (***) | 418,186 | 6 | 284,460 | 5 |
| rt08 | OTHER INCOME AND (EXPENSE), NET | 26,572 | 100 | (418,686) | 100 |
| rt49 | OTHER INCOME AND(EXPENSE), NET | 27,304 | 103 | (418,051) | 100 |
| rt34 | EMPLOYEES' PROFIT SHARING EXPENSES | 389 | 1 | 827 | 0 |
| rt35 | DEFERRED EMPLOYEES' PROFIT SHARING | 343 | 1 | (192) | 0 |
| rt06 | COMPREHENSIVE FINANCING RESULT | (216,681) | 100 | (103,901) | 100 |
| rt24 | INTEREST EXPENSE | 4,187 | (2) | 4,956 | (5) |
| rt42 | GAIN (LOSS) ON RESTATEMENT OF UDI'S | 0 | 0 | 0 | 0 |
| rt45 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| rt26 | INTEREST INCOME | 63,288 | (29) | 39,278 | (38) |
| rt46 | OTHER FINANCIAL PRODUCTS | 0 | 0 | 0 | 0 |
| rt25 | FOREIGN EXCHANGE GAIN (LOSS) NET | (39,115) | 18 | (34,656) | 33 |
| rt28 | RESULT FROM MONETARY POSITION | (236,667) | 109 | (103,567) | 100 |
| rt10 | INCOME TAXES | (111,982) | 100 | (77,448) | 100 |
| rt32 | INCOME TAX | (183,104) | 164 | 404,910 | (523) |
| rt33 | DEFERRED INCOME TAX | 71,122 | (64) | (482,358) | 623 |

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF RT | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| rt47 | OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES | 150,496 | 143,979 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF C | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| c01 | CONSOLIDATED NET INCOME | 2,191,694 | 2,742,498 |
| c02 | + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES | 974,443 | 478,930 |
| c03 | RESOURCES FROM NET INCOME FOR THE YEAR | 3,166,137 | 3,221,428 |
| c04 | RESOURCES PROVIDED OR USED IN OPERATION | 323,531 | (431,399) |
| c05 | RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES | 3,489,668 | 2,790,029 |
| c06 | RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES | (36,386) | (478,553) |
| c07 | RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES | 2,153,711 | 0 |
| c08 | RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES | 2,117,325 | (478,553) |
| c09 | RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | (771,710) | (406,710) |
| c10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 4,835,283 | 1,904,766 |
| c11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 2,657,571 | 752,805 |
| c12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 7,492,854 | 2,657,571 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF C | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| c02 | + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES | 974,443 | 478,930 |
| c13 | + DEPRECIATION AND AMORTIZATION FOR THE YEAR | 608,153 | 549,457 |
| c41 | + (-) OTHER ITEMS | 366,290 | (70,527) |
| c04 | RESOURCES PROVIDED OR USED IN OPERATION | 323,531 | (431,399) |
| c18 | + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE | (647,857) | 448,919 |
| c19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 44,059 | (1,147,576) |
| c20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | (189,635) | 155,167 |
| c21 | + (-) INCREASE (DECREASE) IN SUPPLIERS | 541,735 | 447,443 |
| c22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 575,229 | (335,352) |
| c06 | RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES | (36,386) | (478,553) |
| c23 | + BANK FINANCING | (128) | 0 |
| c24 | + STOCK MARKET FINANCING | 0 | 0 |
| c25 | + DIVIDEND RECEIVED | 0 | 0 |
| c26 | + OTHER FINANCING | (36,258) | 0 |
| c27 | (-) BANK FINANCING AMORTIZATION | 0 | (439,144) |
| c28 | (-) STOCK MARKET FINANCING AMORTIZATION | 0 | 0 |
| c29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| c42 | + (-) OTHER ITEMS | 0 | (39,409) |
| c07 | RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES | 2,153,711 | 0 |
| c30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCK | 0 | 0 |
| c31 | (-) DIVIDENDS PAID | 0 | 0 |
| c32 | + PREMIUM ON ISSUANCE OF SHARES | 2,153,711 | 0 |
| c33 | + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| c43 | + (-) OTHER ITEMS | 0 | 0 |
| c09 | RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | (771,710) | (406,710) |
| c34 | + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS | 0 | 0 |
| c35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (653,471) | (678,000) |
| c36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (32,562) | 0 |
| c37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| c38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| c39 | + (-) OTHER ITEMS | (85,677) | 271,290 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

| REF D | CONCEPTS | CURRENT YEAR AMOUNT | | | PREVIOUS YEAR AMOUNT | | |
|---|---|---|---|---|---|---|---|
| d01 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 4.10 | | $ | 6.05 | |
| d02 | BASIC PROFIT PER PREFERRED SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| d03 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| d04 | EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**) | $ | 4.10 | | $ | 6.05 | |
| d05 | DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| d08 | CARRYNG VALUE PER SHARE | $ | 41.30 | | $ | 33.53 | |
| d09 | CASH DIVIDEND ACCUMULATED PER SHARE | $ | 0.00 | | $ | 0.00 | |
| d10 | DIVIDEND IN SHARES PER SHARE | | 0.00 | shares | | 0.00 | shares |
| d11 | MARKET PRICE TO CARRYING VALUE | | 1.11 | times | | 1.24 | times |
| d12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 11.20 | times | | 7.60 | times |
| d13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0.00 | times | | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

| REF P | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | YIELD | | | | |
| p01 | NET INCOME TO NET SALES | 7.92 | % | 10.09 | % |
| p02 | NET INCOME TO STOCKHOLDERS' EQUITY (**) | 9.93 | % | 15.92 | % |
| p03 | NET INCOME TO TOTAL ASSETS (**) | 7.64 | % | 11.96 | % |
| p04 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| p05 | RESULT FROM MONETARY POSITION TO NET INCOME | (14.42) | % | (4.95) | % |
| | ACTIVITY | | | | |
| p06 | NET SALES TO NET ASSETS (**) | 0.96 | times | 1.18 | times |
| p07 | NET SALES TO FIXED ASSETS (**) | 2.76 | times | 2.77 | times |
| p08 | INVENTORIES TURNOVER (**) | 3.44 | times | 3.26 | times |
| p09 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 37.43 | days | 30.63 | days |
| p10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.00 | % | 0.00 | % |
| | LEVERAGE | | | | |
| p11 | TOTAL LIABILITIES TO TOTAL ASSETS | 24.44 | % | 26.81 | % |
| p12 | TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY | 0.32 | times | 0.36 | times |
| p13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 35.04 | % | 40.98 | % |
| p14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00 | % | 0.00 | % |
| p15 | OPERATING INCOME TO INTEREST PAID | 140.96 | times | 208.90 | times |
| p16 | NET SALES TO TOTAL LIABILITIES (**) | 3.94 | times | 4.41 | times |
| | LIQUIDITY | | | | |
| p17 | CURRENT ASSETS TO CURRENT LIABILITIES | 5.09 | times | 4.06 | times |
| p18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 3.20 | times | 1.86 | times |
| p19 | CURRENT ASSETS TO TOTAL LIABILITIES | 2.59 | times | 2.04 | times |
| p20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 209.65 | % | 85.96 | % |
| | STATEMENTS OF CHANGES | | | | |
| p21 | RESOURCES FROM NET INCOME TO NET SALES | 11.45 | % | 11.86 | % |
| p22 | RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES | 1.17 | % | (1.58) | % |
| p23 | RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID | 174.70 | times | 170.17 | times |
| p24 | EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING | (1.71) | % | 100.00 | % |
| p25 | INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING | 101.71 | % | (0.00) | % |
| p26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | 84.67 | % | 166.70 | % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

INDUSTRIAS CH, S.A.B. DE C.V.

Tlalnepantla, Estado de México 27 de Febrero de 2008- Industrias CH S.A.B de C. V. reporta el día de hoy sus resultados del cuarto trimestre de 2007.

Comparativo de los doce meses terminados al 31 de diciembre de 2007 vs. doce meses terminados al 31 de diciembre 2006

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 2%, de Ps. 27,155 millones durante los doce meses terminados el 31 de diciembre de 2006 comparados con Ps. 27,640 millones del mismo período del 2007. El total de toneladas vendidas aumento en un 3% al pasar de 3 millones, 27 mil toneladas en el los doce meses terminados el 31 de diciembre de 2006 a 3 millones, 110 mil toneladas en el mismo periodo del 2007.

Costo de Ventas
El costo directo de ventas aumento el 5% de Ps. 22,159 millones en los doce meses terminados el 31 de diciembre de 2006 a Ps. 23,222 millones en el mismo período de 2007. Con respecto a ventas, en los doce meses terminados el 31 de diciembre de 2007, el costo representa el 84% comparado contra el 82% del mismo período de 2006. La variante en el costo de ventas se atribuye a un ajuste a la alza en el precio promedio de las materias primas, en comparación al precio promedio del mismo periodo del año anterior.

Utilidad Bruta
La utilidad bruta de la Compañía para los doce meses terminados el 31 de diciembre de 2007 disminuyó el 12% a Ps. 4,419 millones comparados con los Ps. 4,996 millones del mismo período de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para los doce meses terminados el 31 de diciembre de 2007 fue del 16% comparada contra el 18% en el mismo período de 2006. La disminucion en la utilidad bruta se debe a que el costo de ventas aumento un 5%, efecto por el ajuste en los precios de las materias primas, mientras que el aumento en las ventas tan solo fue de un 2%.

Gastos de Operación
Los gastos de venta y de administración aumentaron, el 2% a Ps. 1,603 millones los doce meses terminados el 31 de diciembre de 2007 respecto a los Ps. 1,571 millones del mismo período de 2006.

Utilidad de Operación
La utilidad de operación disminuyó el 18% a Ps. 2,816 millones en los doce meses terminados el 31 de diciembre de 2007 respecto a los Ps. 3,425 millones en el mismo período de 2006. Con respecto a ventas, el margen de operación de ICH representa el 10% en los doce meses terminados el 31 de diciembre de 2007 comparado con el 13% en el mismo período de 2006. La disminucion en la utilidad de operación se debe al aumento en el costo de materias primas y gastos de operación, la cual no pudo ser compensada con un 3% de aumento en el volumen de ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en los doce meses terminados el 31 de diciembre de 2007, fue de Ps. 43 millones comparados con una perdida Ps. 84 millones para el mismo período del 2006.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 75 millones durante los doce meses terminados el 31 de diciembre de 2007 comparados contra otros ingresos netos por Ps. 7 millones por el mismo período de 2006.

Impuesto Sobre la Renta

La Compañía ha registrado un gasto de Ps. 655 millones para Impuesto Sobre la Renta durante los doce meses terminados el 31 de diciembre de 2007, comparados con los Ps. 606 millones de provisión para el mismo período del año anterior. Este incremento se debe a que la carga de impuestos diferidos incremento durante los primeros dos trimestres de 2007

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución en la utilidad neta consolidada de 20% a Ps. 2,192 millones en los doce meses terminados el 31 de diciembre de 2007 contra una utilidad neta de Ps. 2,742 millones para el mismo período del año anterior. A pesar de que Industrias CH registró un aumentó en los volúmenes vendidos y precios estables con respecto al ejercicio 2006. los aumentos de precios en materias primas, energéticos y gastos de administración y ventas; junto con mayores provisiones para impuestos diferidos, generaron un 2% de disminución en la utilidad neta anual.

Comparativo cuarto trimestre 2007 vs. tercer trimestre 2007

Ventas Netas

Las ventas netas de la Compañía aumentaron en un 6%, de Ps. 6,519 millones durante el tercer trimestre de 2007 comparados con Ps. 6,934 millones en el cuarto trimestre del 2007. Las ventas en toneladas de productos de acero aumentaron un 11% a 807 mil toneladas en el cuarto trimestre de 2007 comparadas con las 727 mil toneladas en el tercer trimestre de 2007. Las ventas en el extranjero en el cuarto trimestre de 2007 prácticamente no tuvieron variación de Ps. 4,276 comparadas con Ps.4,235 millones del tercer trimestre. Los precios de venta disminuyeron en promedio un 5%, comparando ambos periodos, las ventas nacionales aumentaron el 16% al pasar de Ps. 2,285 millones en tercer trimestre de 2007 a 2,658 millones el cuarto trimestre de 2007. Dicho incremento en las ventas en México en el cuarto trimestre de 2007, se debe a una base de comparación baja en el tercer trimestre de 2007 debido a los paros en las líneas de laminación de las plantas de Guadalajara, Apizaco y Tlalnepantla, como consecuencia de la falta en suministro de gas natural derivado de las explosiones en las instalaciones de Petróleos Mexicanos, ocurridas en julio y septiembre de 2007.

Costo de Ventas

El costo directo de ventas aumento el 9% de Ps. 5,643 millones en el tercer trimestre de 2007 a Ps. 6,164 millones en el cuarto trimestre de 2007. Con respecto a ventas, en el cuarto trimestre de 2007 el costo representa el 89% comparado contra el 87% del tercer trimestre de 2007.

Utilidad Bruta

La utilidad bruta de la Compañía para el cuarto trimestre de 2007 disminuyó el 12% a Ps. 770 millones comparados con los Ps. 876 millones del tercer trimestre de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el cuarto trimestre de 2007 fue del 11% comparada contra el 13 % en el tercer trimestre de 2007

Gastos de Operación

Los gastos de venta y de administración, aumentaron el 10% a Ps. 411 millones el cuarto trimestre de 2007 respecto a los Ps. 375 millones del tercer trimestre de 2007. Como porcentaje de las ventas los gastos de operación representan el 6% de la venta en

el cuarto trimestre de 2007 comparados con el 6% al tercer trimestre del 2007.

Utilidad de Operación
La utilidad de operación disminuyo el 29% de Ps. 501 millones en el tercer trimestre 2007 a Ps. 358 millones en el cuarto trimestre de 2007. Con respecto a ventas, el margen de operación de fue 5% en el cuarto trimestre de 2007 comparado con 8% en el tercer trimestre de 2007. Dicha disminución fue generada por menores precios de venta, así como mayores gastos de operación y mayores costos de materias primas y energéticos; los cuales no fueron compensados por mayores volúmenes de ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el cuarto trimestre de 2007, fue una perdida de Ps. 216 millones comparados con los Ps. 62 millones de beneficio para el tercer trimestre de 2007.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 26 millones durante el cuarto trimestre de 2007 comparados contra otros ingresos netos por Ps. 29 millones por el tercer trimestre de 2007.

Impuesto Sobre la Renta
La Compañía disminuyó su provisión por Ps. 112 millones para Impuesto Sobre la Renta durante el cuarto trimestre de 2007, comparados con una provisión por los Ps. 221 millones para el tercer trimestre del 2007

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución en la utilidad neta de 24% a Ps. 280 millones en el cuarto trimestre de 2007 contra una utilidad neta de Ps. 367 millones para el tercer trimestre de 2007. Además de haber registrado mayores pérdidas por posición monetaria las cuales fueron superiores a la disminución de las provisiones en impuestos (causados y diferidos).

Comparativo cuarto trimestre 2007 vs. cuarto trimestre 2006

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 13% de Ps. 6,131 millones durante el cuarto trimestre de 2006 comparados con Ps. 6,934 millones en el mismo período del 2007. Las ventas en el extranjero en el cuarto trimestre de 2007 aumentaron el 51% a Ps. 4,276 millones comparadas con Ps. 2,830 millones del mismo período del año anterior. Las ventas nacionales disminuyeron un 19% de 3,300 millones en el cuarto trimestre de 2006 a Ps. 2,658 millones en el cuarto trimestre de 2007. El aumento en las ventas netas de Industrias CH se da principal mente por un aumento del 11% del volumen de ventas registrado durante el cuarto trimestre de 2007; y con los precios de venta creciendo con 2% en promedio, comparando ambos períodos.

Costo de Ventas
El costo directo de ventas aumento un 18% al pasar de Ps. 5,240 millones en el cuarto trimestre de 2006 comparados con Ps. 6,164 millones en el mismo período de 2007. Con respecto a ventas, en el cuarto trimestre de 2007, el costo representa el 89% comparado contra el 85% del mismo período de 2006.

Utilidad Bruta
La utilidad bruta de la Compañía para el cuarto trimestre de 2007 disminuyó el 13% a Ps. 770 millones comparados con los Ps. 890 millones del mismo período de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para el cuarto trimestre de 2007 fue del 11% comparada contra el 15% en el mismo período de 2006. La disminución

de la Utilidad Bruta se deriva de mayores volúmenes de venta con menores márgenes de utilidad, debido a mayores costos de materias primas y energéticos.

Gastos de Operación

Los gastos de venta y de administración, aumentaron el 24% a Ps.411 millones el cuarto trimestre de 2007 respecto a los Ps. 331 millones del mismo período de 2006. Los gastos de operación como porcentaje de las ventas fueron de 6% durante el cuarto trimestre de 2007 comparados con 5% del cuarto trimestre de 2006.

Utilidad de Operación

La utilidad de operación disminuyó el 36% de Ps. 559 millones en el cuarto trimestre de 2006 a Ps. 358 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación representa el 5% en el cuarto trimestre de 2007 comparado con el 9% en el mismo período de 2006. La disminución en la Utilidad de Operación es derivada de mayores volúmenes de venta que generan mayores gastos de venta y administración en conjunto con mayores costos de materias primas y energéticos.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el cuarto trimestre de 2007, fue una perdida de Ps. 217 millones comparados con los Ps. 104 millones de perdida para el mismo período del 2006.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 27 millones durante el cuarto trimestre de 2007 comparados contra otros gastos netos por Ps. 419 millones por el mismo período de 2006.

Impuesto Sobre la Renta

La Compañía ha registrado un ingreso de Ps. 112 millones para Impuesto Sobre la Renta durante el cuarto trimestre de 2007, comparados con los Ps. 77 millones de ingreso para el mismo período del año anterior.

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 143% a Ps. 280 millones en el cuarto trimestre de 2007 contra una utilidad neta de Ps. 115 millones para el mismo período del año anterior. El incremento se explica por lo anteriormente expuesto, además de registrar otros ingresos y reversión de impuestos mayores a los registrados en el cuarto trimestre de 2006; pero mayores resultados por posición monetaria negativos.

Resultados Trimestrales

| (millones de pesos) | 4T 07 | 3T 07 | 4T 06 | 4T'07 vs 3T'07 | "4T'07 vs 4T '06" |
|---|---|---|---|---|---|
| Ventas | 6,934 | 6,519 | 6,131 | 6% | 13% |
| Costo de Ventas | 6,164 | 5,643 | 5,240 | 9% | 18% |
| Utilidad Bruta | 770 | 876 | 890 | -12% | -13% |
| Gastos Operación | 411 | 375 | 331 | 10% | 24% |
| Utilidad Operación | 358 | 501 | 559 | -29% | -36% |
| EBITDA | 509 | 652 | 703 | -22% | -28% |
| Utilidad Neta | 280 | 367 | 115 | -24% | 143% |
| Ventas Nacionales | 2,658 | 2,285 | 3,300 | 16% | -19% |
| Ventas en el Exterior | 4,276 | 4,235 | 2,830 | 1% | 51% |
| Ventas en Toneladas | 807 | 727 | 730 | 11% | 11% |

| Resultados Anuales (millones de pesos) | 2007 | 2006 | 2007/2006 |
|---|---|---|---|
| Ventas | 27,640 | 27,155 | 2% |
| Costo de Ventas | 23,222 | 22,159 | 5% |
| Utilidad Bruta | 4,419 | 4,996 | -12% |
| Gastos Operación | 1,603 | 1,571 | 2% |
| Utilidad Operación | 2,816 | 3,425 | -18% |
| EBITDA | 3,423 | 3,974 | -14% |
| Utilidad Neta | 2,192 | 2,742 | -20% |
| Ventas en el Exterior | 17,542 | 16,525 | 6% |
| Ventas Nacionales | 10,098 | 10,630 | -5% |
| Ventas en Toneladas | 3,110 | 3,027 | 3% |

INDUSTRIAS CH, S. A. B. DE C. V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACIÓN Y VENTA DE ACEROS ESPECIALES, TUBERÍA UTILIZADA PARA LA CONSTRUCCIÓN DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCIÓN, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MÉXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACIÓN:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑÍA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MÁS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACIÓN DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACIÓN SE EFECTUÓ CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑÍAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LAS NORMAS DE INFORMACION FINANCIERA (NIF'S) LAS CUALES COMPRENDEN A LOS BOLETINES Y CIRCULARES EMITIDOS POR LA COMISION DE PRINCIPIOS DE CONTABILIDAD DEL INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A.C. (IMPC) QUE NO HAN SIDO MODIFICADOS, SUSTITUIDOS O DEROGADOS POR LAS NIF'S, EMITIDAS POR EL CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, (CINIF).

AL 31 DE DICIEMBRE DE 2007, LAS COMPAÑÍAS SUBSIDIARIAS SON LAS SIGUIENTES:

OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACIÓN DE EMPRESAS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERÍAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
INDUSTRIAL PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.
GRUPO SIMEC, S.A.B. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.

ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERÚRGICOS DE CALIDAD, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
SIMREP CORPORATION Y SUBSIDIARIAS
HOLDING PROTEL, S.A. DE C.V.
OPERADORA DE TUBERÍA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LÁMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LÁMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)

(1) COMPAÑÍA EN SUSPENSIÓN DE ACTIVIDADES

EFECTIVO Y EQUIVALENTES.

EL EFECTIVO Y EQUIVALENTES ESTAN REPRESENTADOS PRINCIPALMENTE POR DEPOSITOS BANCARIOS E INVERSIONES DE ALTA LIQUIDEZ CON VENCIMIENTOS NO MAYORES A 90 DIAS Y SE PRESENTAN VALUADOS AL COSTO DE ADQUICICION MAS INTERESES DEVENGADOS, IMPORTE QUE ES SIMILAR AL VALOR DE MERCADO DE ESAS INVERSIONES.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALÚAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICIÓN O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

| | |
|---|---|
| BILLET, PRODUCTOS TERMINADOS Y EN PROCESO | AL COSTO DIRECTO DE LA ULTIMA PRODUCCIÓN DEL MES |
| MATERIAS PRIMAS | DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGÍAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL. |
| MATERIALES, REFACCIONES Y RODILLOS | AL COSTO HISTÓRICO ACTUALIZADO POR LOS INDICES DE INFLACIÓN DE LA INDUSTRIA DEL ACERO. |

LA COMPAÑÍA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTÓRICOS Y TENDENCIAS DE PRODUCCIÓN, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICIÓN DE LOS INVENTARIOS AL MOMENTO DE LA

VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL 4TO. TRIMESTRE DEL 2007.

INSTRUMENTOS FINANCIEROS DERIVADOS.-

LA COMPAÑÍA UTILIZÓ INSTRUMENTOS FINANCIEROS DERIVADOS CON EL FIN DE DAR CERTIDUMBRE A LOS PRECIOS DE GAS NATURAL, REALIZANDO ESTUDIOS DE VOLÚMENES HISTÓRICOS, NECESIDADES FUTURAS O COMPROMISOS ADQUIRIDOS, EVITANDO ASÍ LA EXPOSICIÓN A RIESGOS AJENOS A LA OPERACIÓN DE LOS NEGOCIOS. LA COMPAÑÍA MANTIENE VIGILANCIA SOBRE SUS RIESGOS FINANCIEROS A TRAVÉS DE LA DIRECCIÓN GENERAL, QUE CONTINUAMENTE ANALIZA EL RIESGO DE LA COMPAÑÍA EN CUANTO A PRECIOS, CRÉDITO Y LIQUIDEZ.

LOS RIESGOS DERIVADOS DE LAS FLUCTUACIONES EN EL GAS NATURAL, CUYA COTIZACIÓN ESTÁ BASADA EN LA OFERTA Y DEMANDA DE LOS PRINCIPALES MERCADOS INTERNACIONALES, SON CUBIERTOS MEDIANTE CONTRATOS DE INTERCAMBIO DE FLUJO DE EFECTIVO O SWAPS DE GAS NATURAL, DONDE LA COMPAÑÍA RECIBE PRECIO FLOTANTE Y PAGA PRECIO FIJO. LAS FLUCTUACIONES EN EL PRECIO DE ESTE INSUMO ENERGÉTICO, PROVENIENTES DE VOLÚMENES CONSUMIDOS, SE RECONOCEN COMO PARTE DE LOS COSTOS DE OPERACIÓN DE LA COMPAÑÍA.

LA COMPAÑÍA RECONOCE EL VALOR RAZONABLE DEL INSTRUMENTO DE COBERTURA EN EL PASIVO O EN EL ACTIVO, SEGÚN CORRESPONDA.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICIÓN Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS ÍNDICES INFLACIONARIOS DEL PAÍS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACIÓN CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCIÓN O INSTALACIÓN, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACIÓN HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACIÓN DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACIÓN DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS ÚTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

| | AÑOS |
|---|---|
| EDIFICIOS | DE 15 A 100 |
| MAQUINARIA Y EQUIPO | DE 10 A 50 |
| EQUIPO DE TRANSPORTE | DE 4 A 20 |
| MUEBLES Y ENSERES | DE 10 A 15 |

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

ACTIVOS, INTANGIBLES Y CARGOS DIFERIDOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TÉCNICA, EL NOMBRE DE REPUBLIC, ASÍ

COMO RELACIÓN CON CLIENTES, GASTOS DE ORGANIZACIÓN Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TÉCNICA QUE SE PRESENTE A SU VALOR HISTÓRICO. LA AMORTIZACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

LOS ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS DE LA COMPAÑÍA INCLUYEN COSTOS RELACIONADOS A LA MARCA DE REPUBLIC, CARTERA DE CLIENTES, ACUERDOS LABORALES, DE LICENCIAS Y PROVEEDORES. EL IMPORTE REGISTRADO POR ESTOS CONCEPTOS FUE DETERMINADO POR PERITOS INDEPENDIENTES. LA MARCA DE REPUBLIC TIENE UNA VIDA ÚTIL INDEFINIDA Y NO SERÁ AMORTIZADA. LA CARTERA DE CLIENTES DE REPUBLIC, LA CUAL TIENE UNA VIDA ESTIMABLE ES AMORTIZADA SOBRE SU VIDA DE ACUERDO AL MÉTODO DE LÍNEA RECTA.

PROVISIONES

LA COMPAÑÍA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACIÓN, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACIÓN DE SERVICIOS SON VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGÜEDAD Y BENEFICIOS POR TERMINACIÓN LABORAL

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGÜEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, Y LAS INDEMNIZACIONES LEGALES POR SEPARACIÓN PREVIO AL RETIRO Y LEGAL AL RETIRO (A PARTIR DEL 2005), SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CÁLCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACIÓN. LA AMORTIZACIÓN DEL COSTO DE LOS SERVICIOS ANTERIORES, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2006, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 15 AÑOS.

HASTA EL AÑO 2004, LAS DEMÁS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE TIENE DERECHO EL PERSONAL, SE RECONOCÍAN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGABAN

DERIVADO DE LA EMISIÓN DEL BOLETÍN D-3 OBLIGACIONES LABORALES, REVISADO, POR PARTE DEL IMCP, EL CUAL ESTABLECE LAS REGLAS DE VALUACIÓN, PRESENTACIÓN Y REVELACIÓN DE OTROS BENEFICIOS POSTERIORES AL RETIRO, ASÍ COMO DE LAS REDUCCIONES Y EXTINCIONES ANTICIPADAS DE LOS MISMOS, E INCLUYE LAS REGLAS APLICABLES POR CONCEPTO DE REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL, SE MODIFICO LA POLÍTICA DE RECONOCIMIENTO DE LAS OBLIGACIONES POR INDEMNIZACIONES AL DESPIDO. EL CAMBIO A ESTAS NUEVAS REGLAS NO SE CONSIDERÓ MATERIALES TOMANDO A LOS ESTADOS FINANCIEROS EN SU CONJUNTO.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑÍA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACIÓN PARA PRESENTAR DECLARACIÓN CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑÍA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPÓSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACIÓN FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE

RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACIÓN, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO.

LA PTU SE CALCULA PRÁCTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACIÓN.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 31 DE DICIEMBRE DE 2007, LAS COMPAÑÍAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL MÉTODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASÍ COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CRÉDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRÁN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, ÚNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACIÓN ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGÚN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑÍA ESTARÁ SUJETA A LA DISPOSICIÓN LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑÍAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

EL RIF INCLUYE INTERESES, LA UTILIDAD Y PÉRDIDA EN CAMBIOS, NETA Y EL EFECTO MONETARIO.

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO APLICABLE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS SE VALÚAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS CAMBIARIAS ENTRE LA FECHA DE CELEBRACIÓN Y LAS DE SU COBRO O PAGO, ASÍ COMO LAS DERIVADAS DE LA CONVERSIÓN DE LOS SALDOS DENOMINADOS EN MONEDAS EXTRANJERAS A LA FECHA DE LOS ESTADOS FINANCIEROS, SE APLICAN A RESULTADOS.

EL EFECTO MONETARIO SE DETERMINA MULTIPLICANDO LA DIFERENCIA ENTRE LOS PASIVOS Y ACTIVOS MONETARIOS AL INICIO DE CADA MES, POR LA INFLACIÓN DEL MISMO Y HASTA EL CIERRE DEL EJERCICIO. LA SUMA DE LOS RESULTADOS ASÍ OBTENIDOS REPRESENTA EL EFECTO MONETARIO DEL EJERCICIO PROVOCADO POR LA INFLACIÓN, QUE SE LLEVA A LOS RESULTADOS DEL EJERCICIO.

COSTOS AMBIENTALES

LA COMPAÑÍA DETERMINÓ UN PASIVO PARA CUBRIR LOS COSTOS DE LA REMEDIACIÓN AMBIENTAL QUE CONSIDERA PROBABLE Y ESTIMABLE POR SU SUBSIDIARIA EN EL EXTRANJERO.

RECONOCIMIENTO DE INGRESOS

LOS INGRESOS POR VENTAS SE RECONOCEN EN EL MOMENTO EN EL CUAL SE TRANSFIERE AL CLIENTE LA PROPIEDAD DE LOS PRODUCTOS, LO CUAL OCURRE CUANDO LOS CLIENTES RECIBEN Y ACEPTAN LAS MERCANCÍAS QUE LES FUERON EMBARCADAS.

LA COMPAÑÍA REGISTRA LAS PROVISIONES NECESARIAS PARA RECONOCER LAS DEVOLUCIONES Y LOS DESCUENTOS SOBRE VENTAS AL MOMENTO EN QUE SE RECONOCEN LOS INGRESOS RELATIVOS, LOS CUALES SE DEDUCEN DE LAS VENTAS EN LOS ESTADOS DE RESULTADOS, O SE INCLUYEN EN LOS GASTOS DE VENTA, SEGÚN CORRESPONDA.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH | QUARTER: 4 | YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

## ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

| COMPANY NAME | MAIN ACTIVITIES | NUMBER OF SHARES | % OWNERSHIP |
|---|---|---|---|
| OPERADORA DE INDUSTRIAS CH, S.A. DE C.V. | COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO | 50 | 100.00 |
| SERVICIOS CH, S.A. DE C.V. | PRESTACION DE TODA CLASE DE SERVICIOS | 1 | 100.00 |
| ACEROS CH, S.A. DE C.V. | COMERC.EN GRAL. DE TODA CLASE DE ACERO | 50 | 100.00 |
| CIA. MEXI. DE PERF. Y TUBOS, S.A. DE C.V. | FABRICACION DE PERFILES Y TUBULARES | 445,000 | 100.00 |
| INMOBILIARIA PYTSA, S.A. DE C.V. | ARRENDAMIENTO DE BIENES INMUEBLES | 50,000 | 100.00 |
| PROCARSA, S.A. DE C.V. | FABRICACION Y EXPORTACION DE TUBERIA | 123,628,404 | 100.00 |
| INMOBILIARIA PROCARSA, S.A. DE C.V. | ARRENDAMIENTO DE BIENES INMUEBLES | 50,000 | 100.00 |
| TUBERIAS PROCARSA, S.A. DE C.V. | FABRICACION Y EXPORTACION DE TUBERIA | 588,927,239 | 100.00 |
| OPERADORA PROCARSA, S.A. DE C.V. | COMPRA VENTA DISTRIB. Y MAQUILA DE TUBO | 15,000 | 100.00 |
| SIDERURGICA DEL GOLFO, S.A. DE C.V. | FABRICACION DE ANGULO Y SOLERA | 12,117,550 | 99.99 |
| SIGOSA ACEROS, S.A. DE C.V. | COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE | 32,629,700 | 100.00 |
| SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V. | PRESTACION DE TODA CLASE DE SERVICIOS | 50,000 | 100.00 |
| PYTSA MONCLOVA, S.A. DE C.V. | FABRICACION DE TUBOS Y PERFILES | 50,000 | 100.00 |
| GRUPO SIMEC, S.A. DE C.V. | MANF. Y VENTA DE PROD. SIDERURGICOS | 474,393,215 | 75.59 |
| OPERADORA ICH, S.A. DE C.V. | FABRICACION DE ACEROS ESPECIALES | 45,000 | 100.00 |
| ADMON. DE EMPRESAS CH, S.A. DE C.V. | PRESTACION DE TODA CLASE DE SERVICIOS | 50,000 | 100.00 |
| PYTSA INDUSTRIAL, S.A. DE C.V. | COMERCIALIZADORA DE LAMINA EN ROLLO | 1,000,000 | 100.00 |
| ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V. | COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE | 39,579,700 | 100.00 |
| PROCARSA INDUSTRIAL, S.A. DE C.V. | MATERIALES METALICOS PARA LA CONSTRUCCIO | 50,000 | 100.00 |
| ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE | PRESTACION DE TODA CLASE DE SERVICIOS | 50,000 | 100.00 |
| COMERCIALIZADORA PYTSA, S.A. DE C.V. | PRESTACION DE TODA CLASE DE SERVICIOS | 50,000 | 100.00 |
| SIM REP CORPORATION | TENEDORA DE ACCIONES | 1,000 | 100.00 |
| HOLDING PROTEL, S.A. DE C.V. | TRANS.COMUNICACIONES Y AGENCIA DE VIAJE | 90,273,151 | 100.00 |
| INDUSTRIAL PROCARSA, S.A. DE C.V. | FABRICACION Y EXPORTACION DE TUBERIA | 49,857,883 | 100.00 |
| CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V. | COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE | 23,264,129 | 100.00 |
| NUEVA PYTSA INDUSTRIAL, S.A. DE C.V. | COMERCIALIZADORA DE LAMINA EN ROLLO | 13,318,498 | 100.00 |
| | | | |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH | QUARTER: 4 | YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

## ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

| COMPANY NAME | MAIN ACTIVITIES | NUMBER OF SHARES | % OWNERSHIP | TOTAL AMOUNT (Thousands of Mexican | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | BOOK VALUE |
| TOTAL INVESTMENT IN ASSOCIATES | | | | 0 | 0 |
| OTHER PERMANENT INVESTMENTS | | | | | 0 |
| TOTAL | | | | 0 | 0 |

NOTES

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

## CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| Credit Type / Institution | With foreing institution [1] | Date of contract | Amortization Date | Interest Rate | Amortization of Credits Denominated In Pesos (Thousands of $) | | | | | | Amortization of Credits in Foreign Currency (Thousands of $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Time Interval | | | | | | Time Interval | | | | | |
| | | | | | Current Year | Until 1 Year | Until 2 Year | Until 3 Year | Until 4 Year | Until 5 Year | Current Year | Until 1 Year | Until 2 Year | Until 3 Year | Until 4 Year | Until 5 Year |
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| SECURED | | | | | | | | | | | | | | | | |
| COMMERCIAL BANKS | | | | | | | | | | | | | | | | |
| OTHER | | | | | | | | | | | | | | | | |
| TOTAL BANKS | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

## CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| Credit Type / Institution | With foreing institution [1] | Date of contract | Amortization Date | Interest Rate | Amortization of Credits Denominated in Pesos (Thousands of $) | | | | | | Amortization of Credits in Foreign Currency (Thousands of $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Time Interval | | | | | | Time Interval | | | | | |
| | | | | | Current Year | Until 1 Year | Until 2 Year | Until 3 Year | Until 4 Year | Until 5 Year | Current Year | Until 1 Year | Until 2 Year | Until 3 Year | Until 4 Year | Until 5 Year |
| STOCK MARKET | | | | | | | | | | | | | | | | |
| LISTED STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| | NOT APPLIED | | | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| MEDIUM TERM | YES | 20/08/1993 | 15/12/1998 | 8.33 | | | | | | | 0 | 3,282 | 0 | 0 | 0 | 0 |
| SECURED | | | | | | | | | | | | | | | | |
| PRIVATE PLACEMENTS | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| SECURED | | | | | | | | | | | | | | | | |
| TOTAL STOCK MARKET | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,282 | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

## CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| Credit Type / Institution | With foreing institution (1) | Date of agreement | Amortization Date | | Amortization of Credits Denominated in Pesos (Thousands of $) | | | | | | Amortization of Credits in Foreign Currency (Thousands of $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Time Interval | | | | | | Time Interval | | | | | |
| | | | | | Current Year | Until 1 Year | Until 2 Year | Until 3 Year | Until 4 Year | Until 5 Year | Current Year | Until 1 Year | Until 2 Year | Until 3 Year | Until 4 Year | Until 5 Year |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| diversos | NOT APPLIED | | | | 0 | 615,820 | 0 | 0 | 0 | 0 | | | | | | |
| DIVERSOS | NOT | | | | | | | | | | 0 | 1,930,200 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | | | 0 | 615,820 | 0 | 0 | 0 | 0 | 0 | 1,930,200 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| OTHER LOANS WITH COST (S103 Y S30) | | | | | | | | | | | | | | | | |
| | NOT APPLIED | | | | 0 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| | NOT | | | | | | | | | | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| OTHER CURRENT LIABILITIES WITHOUT COST (S26) | | | | | | | | | | | | | | | | |
| diversos | NOT APPLIED | | | | 0 | 440,941 | 0 | 0 | 0 | 0 | | | | | | |
| diversos | NOT | | | | | | | | | | 0 | 522,545 | 0 | 0 | 0 | 0 |
| TOTAL | | | | | 0 | 440,941 | 0 | 0 | 0 | 0 | 0 | 522,545 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| TOTAL GENERAL | | | | | 0 | 1,056,761 | 0 | 0 | 0 | 0 | 0 | 2,456,027 | 0 | 0 | 0 | 0 |

NOTES

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

| FOREIGN CURRENCY POSITION | DOLLARS (1) | | OTHER CURRENCIES | | TOTAL THOUSANDS OF PESOS |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLLARS | THOUSANDS OF PESOS | |
| MONETARY ASSETS | 736,534 | 8,003,799 | 0 | 0 | 8,003,799 |
| LIABILITIES POSITION | 223,946 | 2,433,424 | 35 | 380 | 2,433,804 |
| SHORT-TERM LIABILITIES POSITION | 223,946 | 2,433,424 | 35 | 380 | 2,433,804 |
| LONG-TERM LIABILITIES POSITION | 0 | 0 | 0 | 0 | 0 |
| NET BALANCE | 512,588 | 5,570,375 | (35) | (380) | 5,569,995 |

NOTES

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITY MONETARY POSITION | MONTHLY INFLATION | MONTHLY PROFIT AND (LOSS) |
|---|---|---|---|---|---|
| JANUARY | 11,135,100 | 6,596,429 | 4,538,671 | 0.52 | (23,601) |
| FEBRUARY | 11,279,241 | 5,828,141 | (5,450,716) | 0.28 | (15,262) |
| MARCH | 13,934,569 | 5,895,843 | (8,038,619) | 0.22 | (17,685) |
| APRIL | 14,448,645 | 6,804,105 | (7,644,540) | (0.06) | 4,587 |
| MAY | 14,379,192 | 6,826,982 | (7,552,210) | (0.49) | 37,006 |
| JUNE | 14,523,250 | 7,216,721 | (7,306,529) | 0.02 | (1,461) |
| JULY | 14,807,007 | 7,131,762 | (7,675,244) | 0.27 | (20,723) |
| AUGUST | 15,350,232 | 7,274,125 | (8,076,107) | 0.51 | (41,188) |
| SEPTEMBER | 15,758,274 | 7,286,578 | (8,471,695) | 1.01 | (85,574) |
| OCTOBER | 15,381,502 | 7,436,474 | (8,395,028) | 0.44 | (36,938) |
| NOVEMBER | 16,172,250 | 8,316,021 | (7,856,228) | 0.52 | (40,852) |
| DECEMBER | 23,348,681 | 8,397,534 | (14,951,147) | 0.58 | (86,717) |
| RESTATEMENT | | | | 0.00 | (3,666) |
| CAPITALIZATION | | | | 0.00 | 0 |
| FOREIGN CORP. | | | | 0.00 | (39,042) |
| OTHER | | | | 0.00 | 54,883 |
| TOTAL | | | | | (316,233) |

| OTHER CONCEPTS: | |
|---|---|
| CAPITALIZED RESULT FOR MONETARY POSITION | 0 |

NOTES

DEBT INSTRUMENTS



FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.

B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.

C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

ACTUAL SITUATION OF FINANCIAL LIMITED

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

SITUACION ACTUAL

A) SE CUMPLIO LA RELACION ES 4.93

B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.25

C) SE CUMPLIO EL RESULTADO ES 114.66

EL SALDO DEL CAPITAL AL 31 DE DICIEMBRE DE 2007 ASCIENDE A PS 3,299 (302,000) DOLARES.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY | UTILIZATION (%) |
|---|---|---|---|
| PLANTA DE ACERO TLALNEPANTLA | PLANTA PRODUCTORA DE ACEROS | 100,000 | 68.00 |
| PLANTA DE TUBERIA MONCLOVA | PLANTA PROD.DE TUB.CON COSTURA DE | 300,000 | 70.00 |
| PLANTA DE PERFILES ECATEPEC | PLANTA PROD.DE TUB.CON COSTURA DE | 100,000 | 64.00 |
| PLANTA DE LAMINACION MATAMOROS | PLANTA PRODUCTORA DE PERFILES | 250,000 | 70.00 |
| PLANTA DE ACERO EN GUADALAJARA | PRODUCCION Y VENTA DE PRODUCTOS | 480,000 | 87.63 |
| PLANTA DE ACERO MEXICALI | PRODUCCION Y VENTA DE PRODUCTOS | 250,000 | 80.88 |
| PLANTAS ACERO APIZACO-CHOLULA | PRODUCCION Y VENTA DE ACERO | 460,000 | 97.19 |
| PLANTA DE ACERIA CANTON | PRODUCCION DE BILLET | 1,380,000 | 52.70 |
| PLANTA DE ACERIA EN LORAIN | PRODUCCION DE BILLET | 1,150,000 | 85.60 |
| PLANTA LORAIN | PRODUCCION Y VENTA DE ACERO | 840,000 | 76.70 |
| PLANTA LACKAWANNA | PRODUCCION Y VENTA DE ACERO | 600,000 | 82.60 |
| PLANTA MASSILLION | PRODUCCION Y VENTA DE ACERO | 125,000 | 79.90 |
| PLANTA GARY | PRODUCCION Y VENTA DE ACERO | 70,000 | 51.40 |
| PLANTA ONTARIO | PRODUCCION Y VENTA DE ACERO | 60,000 | 59.40 |
| | | | |

NOTES

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 4 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| CHATARRA | DIVERSOS | CHATARRA | DIVERSOS | | 40 |
| LAMINA ROLADA EN CALIENTE | ALTOS HORNOS DE MEXICO | LAMINA ROLADA EN CALIENTE | T.C.I.TRANS.C OMODITIES A.G. | | 4 |
| PALANQUILLA | T.A. 2000, S.A. DE C.V. | PALANQUILLA | STEMCO | | 4 |
| | ATLAX, S.A. DE C.V. | | TRADE ARBED | | 0 |
| | ACEROS D.M., S.A. DE C.V. | | DUFERCO | | 0 |
| FERROALEACIONES | ARTICULOS FERROMETALE S, S.A. | FERROALEACIONES | GFM TRADING | | 12 |
| | OXBOW DE MEXICO, S.A. DE C.V. | | | | 0 |
| | DISTRIB. DE ALEACIONES Y METAL | | | | 0 |
| | CIA. MINERA AUTLAN, S.A. DE | | | | 0 |
| ENERGIA ELECTRICA | LUZ Y FUERZA DEL CENTRO | | | | 13 |
| | C.F.E. | | | | 0 |
| GAS NATURAL | CONSORCIO MAXIGAS, S.A. DE C.V. | | | | 13 |
| OXIGENO | PRAXAIR MEXICO | | | | 1 |
| ELECTRODOS | UCAR CARBON MEXICANA, S.A. DE | | | | 8 |
| | | | | | |

NOTES

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

## SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

| MAIN PRODUCTS | NET SALES | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **DOMESTIC SALES** | | | | | |
| ACEROS ESPECIALES | 19 | 216,843 | 0.0 | | FORJA DE MONTERREY |
| | 0 | 0 | 0.0 | | FRISA FORJADOS, S.A. |
| | 0 | 0 | 0.0 | | SERVIACEROS ESPECIAL |
| | 0 | 0 | 0.0 | | GRANT PRIDECO, S.A. |
| TUBERIA DE ACERO | 88 | 608,273 | 0.0 | | TUVAPASA |
| | 0 | 0 | 0.0 | | TICSA |
| | 0 | 0 | 0.0 | | TUCOTA |
| PERFILES COMERCIALES | 229 | 1,924,852 | 0.0 | | GRUPO COLLADO |
| | 0 | 0 | 0.0 | | TAM-MEX |
| PERFILES ESTRUCTURAL | 192 | 1,569,689 | 0.0 | | DIS.ACERO IBARRA |
| | 0 | 0 | 0.0 | | ABINSA |
| CORRUGADO | 168 | 1,155,065 | 0.0 | | FORTACERO |
| | 0 | 0 | 0.0 | | DIST.ACERO ANAHUAC |
| SOLERAS | 254 | 1,966,961 | 0.0 | | OP.DE PROCE.DE ACERO |
| | 0 | 0 | 0.0 | | REYERSON DE MEXICO |
| BARRAS MACISAS | 299 | 2,417,309 | 0.0 | | ACEROS LA FAMA |
| LAMINA ROLADA | 14 | 168,534 | 0.0 | | |
| OTROS | 5 | 70,189 | 0.0 | | |
| **FOREIGN SALES** | | | | | |
| ACEROS ESPECIALES | 1,624 | 15,853,980 | 0.0 | | KREHER STEEL |
| | 0 | 0 | 0.0 | | NORRIS CILYNDER |
| | 0 | 0 | 0.0 | | MAGELLAN INTERNATION |
| | 0 | 0 | 0.0 | | US ALLOYS |
| TUBERIA DE ACERO | 15 | 148,231 | 0.0 | | LB FOSTERCO. |
| | 0 | 0 | 0.0 | | PFVSUPLY CO. |
| PERFILES ESTRUCTURAL | 28 | 223,417 | 0.0 | | CIERRA PIPE |
| | 0 | 0 | 0.0 | | PETROBRAS COLOMBIA |
| PERFILES COMERCIALES | 45 | 351,491 | 0.0 | | SIGOSA STEEL |
| CORRUGADO | 82 | 547,494 | 0.0 | | |
| SOLERAS | 15 | 119,429 | 0.0 | | |
| BARRAS MACISAS | 36 | 298,349 | 0.0 | | |
| OTROS | 0 | 0 | 0.0 | | |
| TOTAL | | 27,640,106 | | | |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

## SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

| MAIN PRODUCTS | NET SALES | | DESTINATION | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **EXPORT** | | | | | |
| ACEROS ESPECIALES | 13 | 150,724 | USA | | KREHER STEEL |
| | 0 | 0 | | | NORRIS CILYNDER |
| | 0 | 0 | | | MAGELLAN INTERNATION |
| | 0 | 0 | | | US ALLOYS |
| TUBERIA DE ACERO | 15 | 148,231 | | | LB FOSTERCO. |
| | 0 | 0 | | | PFVSUPLY CO. |
| PERFILES ESTRUCTURAL | 28 | 223,417 | | | CIERRA PIPE |
| | 0 | 0 | | | PETROBRAS COLOMBIA |
| PERFILES COMERCIALES | 45 | 351,491 | | | SIGOSA STEEL |
| CORRUGADO | 82 | 547,494 | | | |
| SOLERAS | 15 | 119,429 | | | |
| BARRAS MACISAS | 36 | 298,349 | | | |
| OTROS | 0 | 0 | | | |
| **FOREIGN SUBSIDIARIES** | | | | | |
| BARRAS EN CALIENTE | 920 | 9,577,814 | | | |
| BARRAS EN FRIO | 149 | 2,101,196 | | | |
| SEMITERMINADO REDOND | 216 | 1,642,198 | | | |
| SEMITERMINADO OTROS | 326 | 2,382,048 | | | |
| TOTAL | | 17,542,391 | | | |

NOTES

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

## ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

| SERIES | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK | |
|---|---|---|---|---|---|---|---|---|
| | | | FIXED PORTION | VARIABLE PORTION | MEXICAN | FREE SUBSCRIPTION | FIXED | VARIABLE |
| B | 0.0000 | 0 | 360,507,744 | 76,066,836 | 0 | 436,574,580 | 3,484,908 | 1,613,696 |
| TOTAL | | | 360,507,744 | 76,066,836 | 0 | 436,574,580 | 3,484,908 | 1,613,696 |

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 436,574,580

NOTES

LOS PROYECTOS EN PROCESO AL 31 DE DICIEMBRE DEL 2007 SON LOS SIGUIENTES:

| PROYECTOS EN PROCESO | MONTO INVERTIDO | GRADO DE AVANCE | FECHA DE CONCLUSION |
|---|---|---|---|
| DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA | | | |
| PROYECTO RECUBRIMIENTO INTERIOR | 2,507 | 98% | |
| PROYECTO RANURADO DE TUBERIA | 1,040 | 80% | |
| PROYECTO MOLINO 48 | 62 | | |
| DIVERSOS PROYECTOS EN REPUBLIC | 86,521 | | |
| DIVERSOS PROYECTOS EN TLAXCALA | 4,193 | | |
| DIVERSOS PROYECTOS EN MEXICALI | 88,236 | | |
| DIVERSOS PROYECTOS EN GUADALAJARA | 14,555 | | |
| TOTAL AL 31 DE DICIEMBRE DE 2007 | 197,114 | | |

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUENTA DEL CAPITAL CONTABLE BAJO EL RUBRO DE EFECTOS DE CONVERSION DE ENTIDADES EXTRANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

END